UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a convenience translation into English of a notice published by the Registrant on August 1, 2013 in two daily Israeli newspapers and entitled “Notice of Annual General Meeting of Shareholders”. The attached notice was published pursuant to the requirements of the Israeli law, and the original version of the notice is in Hebrew.  The foregoing document is attached for information purposes only and does not constitute a proxy solicitation on behalf of the Registrant. The Registrant’s proxy solicitation materials for distribution in the United States will be furnished separately on or about August 12, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Convenience translation from Hebrew

NOVA MEASURING INSTRUMENTS LTD.

Company No. 51-181246-3
(the “Company”)
Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

    Notice is hereby given that the annual general meeting of shareholders of the Company (the “Meeting”) will be held on Thursday, September 12, 2013 at 5:00 p.m. Israel time, at the Company’s offices, located at Weizmann Science Park, Building 22, Einstein St., Ness Ziona, Israel.

The agenda of the Meeting shall be as follows:

    1.      Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

    2.      Approval of the Compensation Policy for the Company's directors and officers, in accordance with the requirements of the Israeli Companies Law;

    3.      Approval of Amendment to the terms of options held by Mr. Gabi Seligsohn, former President and Chief Executive Officer of the Company;

    4.      Approval of the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company;

    5.       Re-election of each of Messrs. Michael Brunstein and Alon Dumanis as a director of the Company to hold office until the close of the next annual general meeting; and

    6.       Re-election of Mr. Avi Cohen as an independent director of the Company to hold office until the close of the next annual general meeting.

    In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

    Only holders of record at the close of business on Tuesday, August 6, 2013 are entitled to receive notice of, and to vote at, the Meeting.

    Position Statements should be submitted to the Company no later than Friday, August 16, 2013.

    A duly executed proxy must be received no later than Tuesday, September 10, 2013 at 5:00 p.m., Israel time.

    The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Nova Measuring Instruments Ltd.